Exhibit 99.1

WPX Energy, Inc. (NYSE:WPX) www.wpxenergy.com

DATE: Nov. 2, 2020

MEDIA CONTACT: Kelly Swan (539) 573-4944	INVESTOR CONTACT: David Sullivan (539) 573-9360

WPX Energy Reports 3Q 2020 Results

Outlook Points to 2021 Momentum

•	Current oil rate of approx. 140,000 bbl/d already at the year-end target
•	Increasing 4Q oil target to 137,000-143,000 bbl/d
•	Reducing 2020 full-year CAPEX by another $50 million
•	Raising 2020 free cash flow projection by 50% to more than $300 million
•	Reducing LOE to $5.10-$5.40 per BOE for full-year 2020, a 14% improvement
•	Attractive Bone Spring results in the Delaware Basin
•	Transformational merger with Devon on track, creating a leading U.S. energy company

TULSA, Okla. – WPX Energy (NYSE:WPX) reported third-quarter oil volumes of 122,300 barrels per day, in line with second-quarter results as expected stemming from the effects of prior curtailments and reduced development activity.

WPX released all four of its completion crews during the second quarter in response to the COVID-19 impact on oil demand and commodity prices. WPX now has two crews deployed in the Delaware Basin and one in the Williston Basin after starting to resume completions in July.

Current oil volumes are approximately 140,000 bbl/d due to strong well results in both of WPX’s basins. WPX now plans to average 137,000-143,000 bbl/d in the fourth quarter while reducing capital spending by another $50 million to a new estimate of $1.0-$1.1 billion for full-year 2020.

WPX reported an unaudited third-quarter loss from continuing operations attributable to common shareholders of $148 million, or a loss of $0.26 per share on a diluted basis.

The loss primarily was driven by a $110 million net loss on derivatives resulting from non-cash forward mark-to-market changes in the company’s hedge book, and a loss on the extinguishment of debt.

As underlying forward commodity prices improved in the quarter, the value of hedging contracts was reduced from levels recorded at June 30.

Excluding the forward mark-to-market changes in derivatives and other items, WPX posted adjusted net income from continuing operations (a non-GAAP financial measure) in third-quarter 2020 of $60 million, or income of $0.11 per share. A reconciliation accompanies this press release.

Adjusted EBITDAX (a non-GAAP financial measure) hit $389 million in the quarter, up 8 percent from $361 million a year ago. A reconciliation accompanies this press release.

Free cash flow from operations (a non-GAAP financial measure) was $79 million in third-quarter 2020 and $241 million for the first three quarters of the year. A reconciliation accompanies this press release.

WPX now expects to generate more than $300 million of free cash flow in 2020, up 50 percent from its most recent estimate of $200 million.

MERGER UPDATE

As previously announced on Sept. 28, WPX and Devon Energy (NYSE:DVN) have entered into an agreement to combine in an all-stock merger of equals, making the combined entity the fifth largest independent oil producer in the country.

The merger offers unique benefits to WPX shareholders, including enhanced free cash flow growth potential, the opportunity for multiple expansion given pro forma metrics, large synergies as a percentage of market cap, significant ownership in the pro forma company and the acceleration of WPX’s five-year vision targets.

Integration plans are underway, led by a transition team comprised of senior leaders from each company. Additionally, the team is tasked with capitalizing on the synergies and operational efficiencies that contribute to the significant upside of the combined company.

The combination of WPX and Devon will benefit from a premier multi-basin portfolio, headlined by a premium acreage position in the economic core of the Delaware Basin.

Under the terms of the agreement, WPX shareholders will receive a fixed exchange ratio of 0.5165 shares of Devon common stock for each share of WPX common stock owned. Devon shareholders will own approximately 57 percent of the combined company and WPX shareholders will own approximately 43 percent of the combined company on a fully diluted basis.

The transaction is expected to close in the first quarter of 2021 and has been unanimously approved by the boards of directors of both companies. The closing of the transaction is subject to customary closing conditions, including approvals by Devon and WPX shareholders.

CEO PERSPECTIVE

“Our proposed merger is on track and is proving to be a transformational event not only for our two companies, but for our industry as a whole based on events that have unfolded since our announcement,” said Rick Muncrief, WPX’s chairman and chief executive officer.

“Consolidation is a strategic step that reduces costs, improves margins and accelerates the return of capital to shareholders in very meaningful ways.

“WPX has been a leader in our peer group, and the combined company will provide us with even more strength and capacity to deliver value through disciplined management and an unwavering focus on profitable, per-share growth,” Muncrief said.

“Our teams are committed to closing the transaction as quickly as possible in order to begin executing on the performance improvement opportunities we know already exist today.”

“I want to commend WPX employees for their continued professionalism and commitment to a smooth integration despite the personal impacts that will undoubtedly occur at all levels of our organization as we act boldly on behalf of shareholders,” Muncrief added.

DELAWARE BASIN

WPX’s Delaware production in the Permian averaged 139.1 Mboe/d in the third quarter compared with 143.7 Mboe/d in the most recent quarter and 96.7 Mboe/d a year ago. The year-over-year increase is driven by WPX’s acquisition of Felix Energy.

WPX completed 13 Delaware wells during the third quarter, including promising results from delineation work in various Bone Spring benches.

Four wells in the 3rd Bone Spring Lime hit respective 24-hour highs of 4,255 Boe/d, 3,804 Boe/d, 3,697 Boe/d and 3,602 Boe/d ranging from 53 to 65 percent oil. After 30 days of production, the four wells had a combined average of 3,004 Boe/d per well.

Third-quarter Delaware completions also include a 2nd Bone Spring Sand well – the CBR 9-4H-56-1-321H well – that hit a 24-hour high of 4,159 Boe/d (62 percent oil) during initial production and averaged 3,742 Boe/d over its first 30 days.

A third-quarter Wolfcamp A well – the CBR 9-4I-56-1-428H well – hit a 24-hour high of 3,877 Boe/d (45 percent oil) during initial production and averaged 3,043 Boe/d over its first 30 days.

Delaware D&C costs continue to improve. The average cost for recent 2-mile laterals on the CBR 9-4 and 10-3 pads in the Stateline area that included the Bone Spring wells was $5.9 million per well.

WILLISTON BASIN

Williston Basin production averaged 68.7 Mboe/d in third-quarter 2020 compared with 63.3 Mboe/d in the most recent quarter and 76.8 Mboe/d a year ago.

WPX completed 16 Williston wells during the third quarter, including nine wells in the Three Forks formation and seven wells in the Bakken formation.

The highest 24-hour rate for the third-quarter Williston completions was 8,686 Boe/d (84 percent oil) on the Omaha Woman 24-13-12 HD well, which is a three-mile lateral.

All four wells on the Omaha Woman drilling pad are three-mile laterals, which had a combined average of nearly 5,700 Boe/d per well during initial production.

WPX’s third-quarter Williston completions also include the four-well Wolverine pad, which had a combined average exceeding 3,800 Boe/d per well during initial production. The top well on the pad – the Wolverine 21-22HD well – hit a 24-hour high of 4,922 Boe/d (84 percent oil). All four wells are two-mile laterals.

3Q PRODUCTION

Total production volumes of 207.7 Mboe/d in third-quarter 2020 were comparable with second-quarter 2020 and were 20 percent higher than the same period a year ago. Liquids volumes accounted for 78 percent of third-quarter 2020 production.

Oil volumes of 122,300 bbl/d in third-quarter 2020 were comparable with second-quarter 2020 despite service outages affecting rates for portions of the quarter in both of its basins. Third-quarter 2020 volumes were up 13 percent vs. the same period a year ago.

Average Daily Production	Q3			2Q Sequential
	2020	2019	Change	2020	Change
Oil (Mbbl/d)
Delaware Basin	71.1	47.2	51%	76.6	-7%
Williston Basin	51.2	61.4	-17%	47.1	9%
Subtotal (Mbbl/d)	122.3	108.6	13%	123.7	-1%

NGLs (Mbbl/d)
Delaware Basin	31.5	19.3	63%	27.2	15%
Williston Basin	8.9	7.7	16%	8.2	9%
Subtotal (Mbbl/d)	40.4	27.0	50%	35.4	14%

Natural gas (MMcf/d)
Delaware Basin	219.0	180.9	21%	239.1	-8%
Williston Basin	51.4	46.0	12%	47.9	7%
Subtotal (MMcf/d)	270.4	226.9	19%	287.0	-6%

Total Production (Mboe/d)	207.7	173.4	20%	207.0	0%

Note: 2020 volumes reflect the benefit of the March 6 Felix acquisition in the Delaware Basin.

Total capital spending in third-quarter 2020 was $256 million, predominantly from $236 million in D&C activity for operated wells and $6 million for midstream infrastructure.

For the remainder of 2020, WPX has 91,800 bbl/d of oil hedged with fixed price swaps at a weighted average price of $53.06 per barrel and 20,000 bbl/d with fixed price collars at a weighted average floor price of $53.33.

For 2021, WPX has 64,878 bbl/d of oil hedged with fixed price swaps at a weighted average price of $41.35 per barrel and 240,000 MMBtu/d of natural gas hedged with fixed price swaps at a weighted average price of $2.62 per MMBtu.

FINANCIAL SUMMARY

Total product revenues of $491 million in third-quarter 2020 were 15 percent lower than the same period a year ago stemming from lower commodity prices.

Total product revenues of $1,267 million during the first three quarters of 2020 were 23 percent lower than the same period a year ago stemming from lower commodity prices.

For the first three quarters of the year, WPX posted a net loss from continuing operations attributable to common shareholders of $770 million, or a loss of $1.46 per share on a diluted basis.

Adjusted net income from continuing operations for the first three quarters of 2020 was $159 million, or income of $0.30 per share. A reconciliation accompanies this press release.

During the third quarter, DD&A, lease operating expenses, taxes and G&A expense all declined on a per-Boe basis vs. a year ago. Notably, LOE declined 20 percent, from $6.02 per Boe a year ago to $4.81. WPX is now projecting LOE of $5.10-$5.40 per BOE for full-year 2020, an improvement of 14 percent vs. the company’s original midpoint estimate for the year.

For the first three quarters of 2020, adjusted EBITDAX (a non-GAAP financial measure) was $1,168 million, or 14 percent higher than $1,028 million for the same period in 2019. Reconciliations for non-GAAP financial measures are available in the tables that accompany this press release.

The weighted average gross sales price during third-quarter 2020 – prior to revenue deductions – was $38.97 per barrel for oil (down 28 percent vs. a year ago), $1.66 per Mcf for natural gas (down 8 percent) and $12.43 per barrel for NGL (up 4 percent).

WPX’s total liquidity at the close of business on Sept. 30, 2020, was approximately $1.7 billion, including cash, cash equivalents and all of its $1.5 billion available revolver capacity.

TUESDAY WEBCAST

The company’s next webcast takes place on Nov. 3 beginning at 10 a.m. Eastern. Investors are encouraged to access the event and the corresponding slides at www.wpxenergy.com.

A limited number of phone lines also will be available at (833) 832-5123. International callers should dial (469) 565-9820. The conference code is 1245245.

FORM 10-Q

WPX plans to file its third-quarter 2020 Form 10-Q with the Securities and Exchange Commission this week. Once filed, the document will be available on the SEC and WPX websites.

ABOUT WPX ENERGY

WPX is an independent energy producer with core positions in the Permian and Williston basins. WPX’s production is approximately 80 percent oil/liquids and 20 percent natural gas. The company also has an infrastructure portfolio in the Permian Basin. Visit www.wpxenergy.com for more information.

# # #

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

PARTICIPANTS IN THE SOLICITATION

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

WPX Energy, Inc.

Consolidated (GAAP)

(UNAUDITED)

	2019					2020
(Dollars in millions)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	Year
Revenues:
Product revenues:
Oil sales	$449	$511	$539	$551	$2,050	$465	$241	$436	$1,142
Natural gas sales	25	16	16	18	75	13	11	14	38
Natural gas liquid sales	33	31	26	32	122	24	22	41	87
Total product revenues	507	558	581	601	2,247	502	274	491	1,267
Net gain (loss) on derivatives	(207)	78	175	(199)	(153)	869	(275)	(110)	484
Commodity management	59	58	38	39	194	24	32	88	144
Other	-	1	1	2	4	3	2	4	9
Total revenues	359	695	795	443	2,292	1,398	33	473	1,904

Costs and expenses:
Depreciation, depletion and amortization	219	221	241	247	928	259	229	238	726
Lease and facility operating	86	94	96	98	374	101	94	92	287
Gathering, processing and transportation	42	40	49	52	183	62	67	65	194
Taxes other than income	39	43	46	50	178	42	25	30	97
Exploration	24	24	22	25	95	67	19	15	101
General and administrative:
General and administrative expenses	39	40	42	51	172	42	33	41	116
Equity-based compensation	8	8	9	9	34	9	9	10	28
Total general and administrative	47	48	51	60	206	51	42	51	144
Commodity management	49	41	36	37	163	34	32	95	161
Acquisition costs	-	-	-	3	3	27	3	-	30
Impairment of proved properties	-	-	-	-	-	967	-	-	967
Other-net	2	3	12	1	18	14	(7)	1	8
Total costs and expenses	508	514	553	573	2,148	1,624	504	587	2,715

Operating income (loss)	(149)	181	242	(130)	144	(226)	(471)	(114)	(811)

Interest expense	(41)	(40)	(38)	(40)	(159)	(48)	(49)	(48)	(145)
Gain (loss) on extinguishment of debt	-	-	(47)	-	(47)	1	-	(24)	(23)
Gains on equity method investment transactions	126	247	-	7	380	-	2	-	2
Equity earnings	2	1	3	3	9	3	5	6	14
Other income	-	-	1	-	1	3	(1)	-	2

Income (loss) from continuing operations before income taxes	$(62)	$389	$161	$(160)	$328	$(267)	$(514)	$(180)	$(961)
Provision (benefit) for income taxes	(14)	84	39	(39)	70	(61)	(101)	(32)	(194)
Income (loss) from continuing operations	$(48)	$305	$122	$(121)	$258	$(206)	$(413)	$(148)	$(767)
Income (loss) from discontinued operations	-	-	(1)	(1)	(2)	(180)	5	(7)	(182)
Net income (loss)	$(48)	$305	$121	$(122)	$256	$(386)	$(408)	$(155)	$(949)
Less: Noncontrolling interest	-	-	-	-	-	2	1	-	3
Net income (loss) attributable to WPX Energy, Inc.	$(48)	$305	$121	$(122)	$256	$(388)	$(409)	$(155)	$(952)
Amounts attributable to WPX Energy, Inc.:
Income (loss) from continuing operations	$(48)	$305	$122	$(121)	$258	$(208)	$(414)	$(148)	$(770)
Income (loss) from discontinued operations	-	-	(1)	(1)	(2)	(180)	5	(7)	(182)
Net income (loss)	$(48)	$305	$121	$(122)	$256	$(388)	$(409)	$(155)	$(952)

Summary of Production Volumes (1)
Oil (MBbls)	8,648	8,905	9,991	10,279	37,822	11,121	11,259	11,251	33,631
Natural gas (MMcf)	18,210	18,736	20,874	20,533	78,354	22,212	26,116	24,881	73,209
Natural gas liquids (MBbls)	2,288	2,493	2,486	2,776	10,043	3,097	3,222	3,715	10,034
Combined equivalent volumes (MBoe) (2)	13,971	14,520	15,955	16,478	60,924	17,921	18,834	19,112	55,867
Per day volumes
Oil (MBbls/d)	96.1	97.9	108.6	111.7	103.6	122.2	123.7	122.3	122.7
Natural gas (MMcf/d)	202.3	205.9	226.9	223.2	214.7	244.1	287.0	270.4	267.2
Natural gas liquids (MBbls/d)	25.4	27.4	27.0	30.2	27.5	34.0	35.4	40.4	36.6
Combined equivalent volumes (Mboe/d) (2)	155.2	159.6	173.4	179.1	166.9	196.9	207.0	207.7	203.9

(1)	Excludes activity classified as discontinued operations.
(2)	Mboe are calculated using the ratio of six Mcf to one barrel of oil.

Realized average price per unit (1)
Oil (per barrel)	$51.92	$57.42	$53.92	$53.59	$54.20	$41.83	$21.42	$38.72	$33.96
Natural gas (per Mcf)	$1.36	$0.88	$0.77	$0.87	$0.96	$0.56	$0.43	$0.57	$0.51
Natural gas liquids (per barrel)	$14.47	$12.21	$10.73	$11.53	$12.17	$7.73	$6.74	$11.22	$8.71

(1)	Excludes activity classified as discontinued operations.

Expenses per Boe (1)
Depreciation, depletion and amortization	$15.68	$15.24	$15.11	$14.95	$15.23	$14.48	$12.15	$12.46	$13.00
Lease and facility operating	$6.13	$6.50	$6.02	$5.92	$6.13	$5.66	$4.96	$4.81	$5.13
Gathering, processing and transportation	$2.98	$2.78	$3.10	$3.16	$3.01	$3.47	$3.53	$3.41	$3.47
Taxes other than income	$2.79	$2.95	$2.90	$3.00	$2.92	$2.36	$1.33	$1.55	$1.74
General and administrative:
General and administrative expenses	$2.81	$2.73	$2.69	$3.07	$2.83	$2.33	$1.75	$2.16	$2.08
Equity-based compensation	0.56	0.56	0.54	0.60	0.57	0.52	0.49	0.48	0.49
Total general and administrative	$3.37	$3.29	$3.23	$3.67	$3.40	$2.85	$2.24	$2.64	$2.57
Interest expense	$2.95	$2.76	$2.37	$2.45	$2.61	$2.66	$2.59	$2.55	$2.60

(1)	Excludes activity classified as discontinued operations.

WPX Energy, Inc.

Reconciliation of NON-GAAP Measures

(UNAUDITED)

	2019					2020
(Dollars in millions, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	Year

Reconciliation of adjusted income (loss) from continuing operations attributable to common stockholders:
Income (loss) from continuing operations attributable to WPX Energy, Inc. common stockholders - reported	$(48)	$305	$122	$(121)	$258	$(208)	$(414)	$(148)	$(770)
Pre-tax adjustments:
Impairments of proved properties and unproved leasehold cost	$-	$-	$-	$-	$-	$1,016	$-	$-	$1,016
Inventory and line-fill lower-of-cost or market adjustments	$-	$-	$-	$-	$-	$21	$-	$-	$21
Gains on equity method investment transactions	$(126)	$(247)	$-	$(7)	$(380)	$-	$(2)	$-	$(2)
Loss on extinguishment of debt	$-	$-	$47	$-	$47	$-	$-	$24	$24
Impact of pending settlement offers and settlements	$-	$-	$11	$5	$16	$-	$-	$-	$-
Voluntary exit program	$-	$-	$3	$5	$8	$-	$-	$-	$-
Acquisition related costs	$-	$-	$-	$6	$6	$27	$3	$-	$30
Net gain on exchange of leasehold	$-	$-	$-	$-	$-	$-	$(5)	$-	$(5)
Net (gain) loss on derivatives	$207	$(78)	$(175)	$199	$153	$(869)	$275	$110	$(484)
Net cash received (paid) related to settlement of derivatives	$9	$(10)	$4	$9	$12	$117	$337	$124	$578
Total pre-tax adjustments	$90	$(335)	$(110)	$217	$(138)	$312	$608	$258	$1,178
Less tax effect for above items	$(20)	$76	$25	$(50)	$32	$(72)	$(136)	$(59)	$(267)
Impact of state deferred tax rate changes and state related adjustments	$(1)	$-	$-	$(1)	$(2)	$(5)	$(1)	$1	$(5)
Impact of federal tax valuation allowance	$1	$(9)	$1	$(3)	$(10)	$3	$12	$8	$23
Total adjustments, after tax	$70	$(268)	$(84)	$163	$(118)	$238	$483	$208	$929
Adjusted income (loss) from continuing operations attributable to common stockholders	$22	$37	$38	$42	$140	$30	$69	$60	$159

Reconciliation of adjusted diluted income (loss) per common share:
Income (loss) from continuing operations - diluted earnings per share - reported	$(0.11)	$0.72	$0.29	$(0.29)	$0.61	$(0.46)	$(0.74)	$(0.26)	$(1.46)
Pretax adjustments (1):
Impairments of proved properties and unproved leasehold cost	$-	$-	$-	$-	$-	$2.21	$-	$-	$1.92
Inventory and line-fill lower-of-cost or market adjustments	$-	$-	$-	$-	$-	$0.05	$-	$-	$0.04
Gains on equity method investment transactions	$(0.30)	$(0.58)	$-	$(0.02)	$(0.90)	$-	$-	$-	$-
Loss on extinguishment of debt	$-	$-	$0.11	$-	$0.11	$-	$-	$0.04	$0.05
Impact of pending settlement offers and settlements	$-	$-	$0.03	$0.01	$0.04	$-	$-	$-	$-
Voluntary exit program	$-	$-	$-	$0.01	$0.02	$-	$-	$-	$-
Acquisition related costs	$-	$-	$-	$0.01	$0.01	$0.06	$-	$-	$0.06
Net gain on exchange of leasehold	$-	$-	$-	$-	$-	$-	$(0.01)	$-	$(0.01)
Net (gain) loss on derivatives	$0.49	$(0.19)	$(0.41)	$0.49	$0.36	$(1.89)	$0.49	$0.20	$(0.92)
Net cash received (paid) related to settlement of derivatives	$0.02	$(0.02)	$0.01	$0.02	$0.03	$0.25	$0.60	$0.22	$1.09
Total pretax adjustments	$0.21	$(0.79)	$(0.26)	$0.52	$(0.33)	$0.68	$1.08	$0.46	$2.23
Less tax effect for above items	$(0.05)	$0.18	$0.06	$(0.12)	$0.08	$(0.15)	$(0.24)	$(0.10)	$(0.50)
Impact of state deferred tax rate changes and state related adjustments	$-	$-	$-	$-	$(0.01)	$(0.01)	$-	$-	$(0.01)
Impact of federal tax valuation allowance	$-	$(0.02)	$-	$(0.01)	$(0.02)	$0.01	$0.02	$0.01	$0.04
Total adjustments, after-tax	$0.16	$(0.63)	$(0.20)	$0.39	$(0.28)	$0.53	$0.86	$0.37	$1.76
Adjusted diluted income (loss) per common share	$0.05	$0.09	$0.09	$0.10	$0.33	$0.07	$0.12	$0.11	$0.30
Reported diluted weighted-average shares (millions)	421.0	423.5	421.8	417.2	422.0	458.0	559.7	561.0	526.4
Effect of dilutive securities due to adjusted income (loss) from continuing operations attributable to common stockholders	2.6	-	-	1.8	-	2.2	1.9	1.0	1.1
Adjusted diluted weighted-average shares (millions)	423.6	423.5	421.8	419.0	422.0	460.2	561.6	562.0	527.5

(1) Per share impact is based on adjusted diluted weighted-average shares.

Reconciliation of Adjusted EBITDAX
Net income (loss) - reported	$(48)	$305	$121	$(122)	$256	$(386)	$(408)	$(155)	$(949)
Interest expense	41	40	38	40	159	48	49	48	145
Provision (benefit) for income taxes	(14)	84	39	(39)	70	(61)	(101)	(32)	(194)
Depreciation, depletion and amortization	219	221	241	247	928	259	229	238	726
Exploration expenses	24	24	22	25	95	67	19	15	101
EBITDAX	222	674	461	151	1,508	(73)	(212)	114	(171)
Impairment of proved properties	-	-	-	-	-	967	-	-	967
Inventory and line-fill lower-of-cost or market adjustments	-	-	-	-	-	21	-	-	21
Gains on equity method investment transactions	(126)	(247)	-	(7)	(380)	-	(2)	-	(2)
Loss on extinguishment of debt	-	-	47	-	47	-	-	24	24
Impact of pending settlement offers and settlements	-	-	11	5	16	-	-	-	-
Voluntary exit program	-	-	3	5	8	-	-	-	-
Acquisition costs	-	-	-	3	3	27	3	-	30
Net gain on exchange of leasehold	-	-	-	-	-	-	(5)		(5)
Net (gain) loss on derivatives	207	(78)	(175)	199	153	(869)	275	110	(484)
Net cash received (paid) related to settlement of derivatives	9	(10)	4	9	12	117	337	124	578
Equity-based compensation (2)	8	8	9	9	34	9	9	10	28
Income (loss) from discontinued operations	-	-	1	1	2	180	(5)	7	182
Adjusted EBITDAX (2)	$320	$347	$361	$375	$1,403	$379	$400	$389	$1,168

(2) Prior periods have been modified to include equity-based compensation in the calculation of Adjusted EBITDAX.

WPX Energy, Inc.

Reconciliation of Free Cash Flow

(UNAUDITED)

	2019					2020
(Dollars in millions)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	Year
Reconciliation of free cash flow:
Net cash provided by operating activities (GAAP)	$272	$362	$272	$351	$1,257	$256	$276	$390	$922
Exclude: Changes in operating assets and liabilities (1)	1	(60)	33	(7)	(33)	44	76	(54)	66
Plus: Distributions from equity method investments in excess of cumulative earnings	4	3	4	3	14	4	3	3	10
Less: Incurred capital expenditures (2)	(425)	(341)	(264)	(283)	(1,313)	(313)	(188)	(256)	(757)
Less: Incurred capital expenditures related to consolidated partnerships	-	-	-	(8)	(8)	(13)	(7)	(4)	(24)
Plus: Contributions from noncontrolling interests	-	-	-	-	-	18	6	2	26
Less: Distributions to noncontrolling interests	-	-	-	-	-	-	-	(2)	(2)
Free cash flow (non-GAAP)	$(148)	$(36)	$45	$56	$(83)	$(4)	$166	$79	$241

(1)	Q1 2020 excludes a $184 million accrual for a performance guarantee included in gathering contracts assumed by the purchaser of our San Juan Basin assets.

(2)	Q1 2019 includes a $100 million purchase of surface acreage in the Delaware Basin that was funded in part by the sale of non-core properties in the Delaware Basin.

WPX Energy, Inc.

Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Millions, except per-share amounts)
Revenues:
Product revenues:
Oil sales	$436	$539	$1,142	$1,499
Natural gas sales	14	16	38	57
Natural gas liquid sales	41	26	87	90
Total product revenues	491	581	1,267	1,646
Net gain (loss) on derivatives	(110)	175	484	46
Commodity management	88	38	144	155
Other	4	1	9	2
Total revenues	473	795	1,904	1,849
Costs and expenses:
Depreciation, depletion and amortization	238	241	726	681
Lease and facility operating	92	96	287	276
Gathering, processing and transportation	65	49	194	131
Taxes other than income	30	46	97	128
Exploration	15	22	101	70
General and administrative (including equity-based compensation of $10 million, $9 million, $28 million and $25 million for the respective periods)	51	51	144	146
Commodity management	95	36	161	126
Impairment of proved properties	-	-	967	-
Acquisition costs	-	-	30	-
Other - net	1	12	8	17
Total costs and expenses	587	553	2,715	1,575

Operating income (loss)	(114)	242	(811)	274
Interest expense	(48)	(38)	(145)	(119)
Loss on extinguishment of debt	(24)	(47)	(23)	(47)
Gains on equity method investment transactions	-	-	2	373
Equity earnings	6	3	14	6
Other income	-	1	2	1
Income (loss) from continuing operations before income taxes	(180)	161	(961)	488
Provision (benefit) for income taxes	(32)	39	(194)	109
Income (loss) from continuing operations	(148)	122	(767)	379
Loss from discontinued operations	(7)	(1)	(182)	(1)
Net income (loss)	(155)	121	(949)	378
Less: Net income attributable to noncontrolling interest	-	-	3	-
Net income (loss) attrributable to WPX Energy, Inc.	$(155)	$121	$(952)	$378

Amounts attributable to WPX Energy, Inc. common stockholders:
Income (loss) from continuing operations	$(148)	$122	$(770)	$379
Loss from discontinued operations	(7)	(1)	(182)	(1)
Net income (loss)	$(155)	$121	$(952)	$378

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.26)	$0.29	$(1.46)	$0.90
Loss from discontinued operations	(0.02)	-	(0.35)	-
Net income (loss)	$(0.28)	$0.29	$(1.81)	$0.90

Basic weighted-average shares	561.0	420.8	526.4	421.4

Diluted earnings (loss) per common share:
Income from continuing operations	$(0.26)	$0.29	$(1.46)	$0.89
Loss from discontinued operations	(0.02)	-	(0.35)	-
Net income (loss)	$(0.28)	$0.29	$(1.81)	$0.89
Diluted weighted-average shares	561.0	421.8	526.4	423.0

WPX Energy, Inc.
Consolidated Balance Sheets
(Unaudited)

	September 30, 2020	December 31, 2019
	(Millions)
ASSETS
Current assets:
Cash and cash equivalents	$195	$60
Accounts receivable, net of allowance	446	450
Derivative assets	188	57
Inventories	23	41
Other	39	39
Total current assets	891	647
Investments	38	48
Properties and equipment (successful efforts method of accounting)	10,533	11,244
Less- accumulated depreciation, depletion and amortization	(2,095)	(3,654)
Properties and equipment, net	8,438	7,590
Derivative assets	16	10
Other noncurrent assets	118	118
Total assets	$9,501	$8,413

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$529	$556
Accrued and other current liabilities	234	251
Derivative liabilities	124	91
Total current liabilities	887	898
Deferred income taxes	109	290
Long-term debt, net	3,213	2,202
Derivative liabilities	75	-
Other noncurrent liabilities	669	508
Contingent liabilities and commitments
Preferred units of consolidated partnership	12	-
Stockholders' equity:
Preferred stock (100 million shares authorized at $0.01 par value; no shares outstanding)	-	-
Common stock (2 billion shares authorized at $0.01 par value; 561.0 million shares and 416.8 million shares issued and outstanding at September 30, 2020 December 31, 2019)	6	4
Additional paid-in-capital	8,663	7,692
Accumulated deficit	(4,133)	(3,181)
Total stockholders' equity	4,536	4,515
Total liabilities and equity	$9,501	$8,413

WPX Energy, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30,
	2020	2019
	(Millions)
Operating Activities(a)
Net income (loss)	$(949)	$378
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	726	681
Deferred income tax provision (benefit)	(181)	106
Provision for impairment of properties and equipment (including certain exploration expenses)	1,065	62
Gains related to equity method investment transactions	(2)	(373)
Net gain on derivatives	(484)	(46)
Net settlements related to derivatives	578	3
Amortization of stock-based awards	28	26
Loss on extinguishment of debt	23	47

Cash provided by (used in) operating assets and liabilities:
Accounts receivable	106	(193)
Inventories	21	1
Other current assets	6	(2)
Accounts payable	(101)	225
Federal income taxes receivable	(19)	38
Accrued and other current liabilities	(80)	(40)
Liabilities related to discontinued operations	143	(22)
Other, including changes in other noncurrent assets and liabilities	42	15
Net cash provided by operating activities (a)	922	906

Investing Activities(a)
Capital expenditures(b)	(811)	(1,090)
Capital expenditures related to consolidated partnerships(c)	(23)	-
Proceeds from sales of assets and equity method investments transactions	4	589
Purchase of a business, net of cash acquired	(915)	-
Contributions to equity method investments	-	(18)
Distributions from equity method investments in excess of cumulative earnings	10	11
Other	-	1
Net cash used in investing activities (a)	(1,735)	(507)

Financing Activities
Proceeds from common stock	1	1
Payments for repurchases of common stock	(44)	(43)
Borrowings on credit facility	942	1,281
Payments on credit facility	(942)	(1,611)
Proceeds from long-term debt, net of discount	1,383	593
Payments for retirement of long-term debt, including premium	(392)	(594)
Taxes paid for shares withheld	(8)	(16)
Payments for debt issuance costs	(6)	(2)
Contributions from noncontrolling interests in consolidated partnerships	26	-
Distributions to noncontrolling interests in consolidated partnerships	(2)	-
Other	(7)	6
Net cash provided by (used in) financing activities	951	(385)
Net increase in cash and cash equivalents and restricted cash	138	14
Cash and cash equivalents and restricted cash at beginning of period	80	18
Cash and cash equivalents and restricted cash at end of period	$218	$32

(a)	Amounts reflect continuing and discontinued operations unless otherwise noted.
(b)	Incurred capital expenditures were $757 million and $1,030 million for the respective periods. The difference between incurred and cash capital expenditures is due to changes in related accounts payable and accounts receivable.
(c)	Incurred capital expenditures were $24 million for 2020. The difference between incurred and cash capital expenditures is due to changes in related accounts payable and accounts receivable.